Remuda Investment Corporation
1330 Post Oak Blvd.
Suite 1600
Houston, TX 77056

January 20, 2010

By EDGAR Transmission and by USPS

Tia Jenkins
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission.
100 F Street N.E.
Washington, D.C. 20549.

Re:         Remuda Investment Corporation
Form 10-K for the Fiscal
Year Ended December 31,
2008
Filed March 26, 2009
Form 10-Q for the
Quarter Ended
September 30, 2009
Filed November 16, 2009
File No. 000-53137

Ladies and Gentlemen:

On behalf of Remuda Investment Corporation (the “Company”), we hereby submit the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated December 17, 2009, providing the Staff’s comments with respect to the above referenced report(s).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

U.S. Securities and Exchange Commission
January 20, 2010

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Item 4A(T) — Controls and Procedures page 3

1. We note that you have not provided an evaluation of your disclosure controls and procedures as of the end of the period covered by your Form 10-Q as required by Item 307 of Regulation S-K. Please revise. In addition, as management did not initially provide such disclosure, tell us how you considered this omission from your conclusion on the effectiveness of your disclosure controls and procedures.

COMPANY RESPONSE:

We have included the required disclosure in an amended Form 10-Q filed contemporaneously herewith.  While the omission was an oversight, the Company recognizes that the failure to make the required disclosure could be indicative of an overall ineffectiveness in the Company’s disclosure controls and procedures in general.  As a result, the mere fact that the disclosure required by Item 307 was not made requires that the Company conclude that for the period reported such controls were not effective.  The Company has now re-examined its disclosure controls and procedures to ensure that such examination is carried out on a going forward basis in the manner required by Rule 13a-15 and thereafter reported in accordance with Item 307.

2. We note you voluntarily provided management's report on internal control over financial reporting. We also note you concluded at September 30, 2009 that your internal controls over financial reporting "may not be effective." Please revise your conclusion to state in unqualified language whether your internal controls over financial reporting areeffective or ineffective. Please refer to Item 308 of Regulation S-K for guidance.

COMPANY RESPONSE:

We have deleted reference to management’s report in the amended Form 10-Q.  Given the fact that the Company has no operations, no bank account and nominal assets and liabilities, the two members of management and the board concluded that the controls were effective at September 30, 2009.

Section 302 Certification

3. We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respect:

• In the head note to paragraph four, you included the following language: "I am the registrant's principal executive officer and principal financial officer and." Please remove this verbiage as it is not consistent with the requirements of Item 601(31) of Regulation S-K,

U.S. Securities and Exchange Commission
January 20, 2010

Please confirm in future filings, including any amendments to this Form 10-Q, that you will revise your certification to comply with the issue noted above.

COMPANY RESPONSE:

We have revised the Section 302 Certification in the amended Form 10-Q and hereby confirm that in future filings that the certification will comply with Item 601(31) of Regulation S-K.

Please be further advised that the Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert L. B. Diener at (310) 396-1691.

Sincerely,

REMUDA INVESTMENT CORPORATION.

By:	/s/ Robert M. Dunn
Robert M. Dunn
Chief Executive Officer